November 3, 2017

Via EDGAR Transmission

Filing Desk

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Registrant”)
File Nos. 333-206600 and 811-23078

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, the Registrant respectfully requests withdrawal of the following Post-Effective Amendments to the Registration Statement on Form N-1A of the Registrant (the “Amendments”), only with respect to the Virtus Enhanced Gold ETF (the “Fund”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
50	October 6, 2017	485BXT	0000891092-17-007236
48	September 8, 2017	485BXT	0000891092-17-006515
46	August 11, 2017	485BXT	0000891092-17-005807
44	July 14, 2017	485BXT	0000891092-17-005091
41	June 16, 2017	485BXT	0000891092-17-004518
36	May 19, 2017	485BXT	0000891092-17-004012
34	April 21, 2017	485BXT	0000891092-17-003312
29	March 24, 2017	485BXT	0000891092-17-002303
26	February 23, 2017	485BXT	0000891092-17-001560
23	January 25, 2017	485BXT	0000891092-17-000527
19	December 27, 2016	485BXT	0000891092-16-019778
15	October 14, 2016	485APOS	0000891092-16-018175

The Amendments were filed for the purpose of creating the Fund as a new series of the Registrant. While Post-Effective Amendment No. 15 filed on EDGAR submission type 485APOS relates to the Fund and another series of the Registrant, as stated above, this request for withdrawal is only with respect to the Fund. The Registrant has since determined not to move forward with offering shares of the Fund. The Registrant represents that no securities of the Fund were issued or sold pursuant to the Amendments.

If you have any questions or comments regarding this filing, please contact Joel D. Corriero, Esq., at (215) 564-8528.

Very truly yours,

VIRTUS ETF TRUST II

/s/ William J. Smalley

William J. Smalley, President